Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

NanoVMS, Inc.
148 Townsend St
San Francisco, CA 94107
https://nanovms.com/

Up to $4,031,600.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: NanoVMS, Inc.
Address: 148 Townsend St, San Francisco, CA 94107
State of Incorporation: DE
Date Incorporated: August 05, 2015

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $4,031,600.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.

Note converts to Preferred Stock when the company raises $10,000,000.00 in a qualified equity financing.

Maturity Date: April 01, 2023
Valuation Cap: $20,000,000.00
Discount Rate: 1.0%
Annual Interest Rate: 2.0%

Minimum Investment Amount (per investor): $100.00

Terms of the underlying Security

Underlying Security Name: Preferred Stock

Voting Rights:
Votes together with common stock on all matters on an as-converted basis.

Material Rights:

<p>Participation rights.</p> <p>Liquidation Preference - 1x.</p> <p>6% non-cumulative dividen, payable if/when delcared by board.</p>

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks*</u>

Time-Based:

Friends and Family Early Birds
Invest within the first 48 hours and receive an additional 25% bonus on the convertible note interest rate.

Super Early Bird Bonus
Invest within the first week and receive an additional 10% bonus on the convertible note interest rate.

Early Bird Bonus
Invest within the two weeks and receive an additional 5% bonus on the convertible note interest rate.

<u>Amount-Based:</u>

$500+: Receive an additional 5% bonus on the convertible note interest rate.

$1,000+: Receive an additional 7% bonus on the convertible note interest rate.

$2,500+: Receive an additional 10% bonus on the convertible note interest rate.

$5,000+: Receive an additional 15% bonus on the convertible note interest rate + Call with Founders.

$10,000+: Receive an additional 20% bonus on the convertible note interest rate + Call with Founders

$20,000+: Receive an additional 25% bonus on the convertible note interest rate + Call with Founders

**All perks occur when the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

NanoVMS Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 2.2% instead of 2%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The Company and its Business

Company Overview

NanoVMs is a leading provider of unikernel infrastructure. Unikernels are an emerging way of deploying linux applications as small, secure, single-process, no-user virtual machines. They generally run faster and safer than Linux itself.

The company sells subscriptions for technical support, feature development, and priority bug fixing. The company also sells an on-premise software infrastructure platform and a downloadable monthly subscription to a unikernel infrastructure platform. The company's end-users are developers and devops professionals although it is usually sold to vps of engineering, directors of cloud infrastructure, and other managerial titles.

The company is a Delaware C Corporation that is headquartered in San Francisco, CA.

Competitors and Industry

The industry we operate in is the software infrastructure ecosystem. The dominant players in the ecosystem are incumbents using well-established technology that don't have characteristics our unikernel technology has.

Companies such as VMWare sell software to manage virtual machines on-premise. There are many companies in the "cloud-native" space that sell docker and kubernetes related technology. This is commonly offered on top of public clouds such as AWS and Google Cloud. We do not compete against the public clouds. We offer technology that makes the public clouds easier, cheaper, safer, faster to use. We also don't directly compete against VMWare today as they sell technology that we are replacing.

We do have direct competitors that are creating technology that directly competes with our unikernel technology, however, they are all small startups with no publicly announced sales. A few larger tech companies such as NEC, IBM, and others have been researching unikernel technology but none have produced products that are being sold.

Current Stage and Roadmap

The company has existing revenue both recurring and one-time based. While the kernel is still very much in development it is now in production use by paying customers. Today customers can buy and have bought monthly/annualized support licenses for the base system. Customers can and have bought access to the Nanos C2 platform for mangaging their software infrastructure. Customers can buy access to the NanoVMs Radar service for monitoring their unikernel infrastructure. There is a large unnamed group of non-paying users that utilize the open source tooling including the kernel as well.

The company is looking at launching several new SaaS products in the near future aimed at bottoms-ups adoption.

The company also plans to continually invest heavily in R&D and re-build out outbound sales channels.

The Team

Officers and Directors

Name: Ian Eyberg

Ian Eyberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 05, 2015 - Present
  Responsibilities: The CEO is responsible for getting money into the company, hiring and growing the company. Salary: $180,000

- **Position:** Director
  Dates of Service: August 05, 2015 - Present
  Responsibilities: Determines the company's mission and purpose.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation cap for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any convertible note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering a Convertible Note in the amount of up to $4,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the

Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that NanoVMs is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

This is a new and unproven industry.

Unikernel infrastructure is a new method of deploying software that we have introduced into the very large but well established software infrastructure market. It is entirely possible that we might not gain the traction believe we will get. It could be difficult to persuade a large number of users utilizing well known existing software infrastructure to change to our system.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ian Eyberg	10,000,000	Common Stock	63.839

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Crowd SAFE Series 2020, and Convertible Note 2021.

Common Stock

The amount of security authorized is 16,000,000 with a total of 11,504,604 outstanding.

Voting Rights

Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote by such stockholder or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

Material Rights

The total amount outstanding on a fully diluted basis (11,504,604) consists of 10,464,979 shares issued, 491,374 shares to be issued pursuant to outstanding stock options and 548,251 reserved under a 2019 Stock Plan.

Preferred Stock

The amount of security authorized is 4,159,707 with a total of 4,159,707 outstanding.

Voting Rights

Votes together with common stock on all matters on an as-converted basis.

Material Rights

Participation rights.

Liquidation Preference - 1x.

6% non-cumulative dividen, payable if/when delcared by board.

Crowd SAFE Series 2020

The security will convert into Preferred stock and the terms of the Crowd SAFE Series 2020 are outlined below:

Amount outstanding: $968,399.04
Interest Rate: 0.0%
Discount Rate: 10.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: Change of Control: IPO or acquisition or management's discretion upon a qualified equity financing round.

Material Rights

There are no material rights associated with Crowd SAFE Series 2020.

Convertible Note 2021

The security will convert into Preferred stock and the terms of the Convertible Note 2021 are outlined below:

Amount outstanding: $4,000,000.00
Maturity Date: April 01, 2023
Interest Rate: 2.0%
Discount Rate: 1.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Maturity, Change in Control, Qualified equity financing.

Material Rights

There are no material rights associated with Convertible Note 2021.

What it means to be a minority holder

As a minority holder of the convertible note of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $968,399.04
  Use of proceeds: The money was primarily used to expand research and development efforts.
  Date: August 17, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,500,000.00
  Number of Securities Sold: 4,159,707
  Use of proceeds: The money was used for go to market and research&development efforts.
  Date: March 19, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company is still very much in a research and development mode and has had very little revenue, however, the expenses have been rather high as the cost of R&D labor is high. For instance, the vast majority of revenue in 2019 came from one customer at $32,000. 2020 we generated just under $9,000, however, we brought on more customers as a result of the self-serve subscriptions we launched towards the end of the year. While we were able to launch new self-serve products in 2020 we have not generated substantial revenue from those products yet. All labor costs from 2020 and the majority of 2019 were from engineering labor so the cost of sales was virtually non-existent in 2020.

Historical results and cash flows:

Historical cash flows are not representative of what investors should expect in the future. Cash has been generated by mainly selling equity and through grants to help fund research and development efforts. While some sales have been made the company still has plenty of development and market outreach to make a recurring predictable source of income. To be clear, much of the revenue that was generated in prior years were the result of single engagements, not a product that was actively being sold at a known price point to our target market. The company has recently enabled multiple self-serve subscription offers to cater towards easier to obtain bottom-of-market customers but does not expect those channels to be self-sustaining in the near future.

The company believes with continued market education through planned developer relationship ("devrel") roles and the continued adoption of some of the self-source subscriptions paired with the ongoing open-source efforts larger contract sizes will be more readily available at larger organizations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The current cash on Hand is $328,000 .

There are no lines of credit nor are there loans available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are critical to company operations. The company currently doesn't have substantial financial resources to tap into. The company plans to not only maintain the employee count but increase it depending on the success of the campaign. While the company certainly can look at other financial resources such as grants and loans none of them are guaranteed.

The company will adjust its hiring plans based on how much is raised. If less than $500k or so is raised we probably won't hire at all. If less than one million is raised our hires will probably be mostly engineering-based. If we raise over a million we'll be looking at re-building our outbound sales team including devrel roles.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds raised during the campaign would be necessary for the company to continue if the company didn't fire anyone nor received any other revenue form alternate sources.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company can operate for roughly 8 months without taking any new money. Average burn is $35-$37k/month currently but that is dynamically adjusted according to company needs and contractor availability.

How long will you be able to operate the company if you raise your maximum funding goal?

If we don't hire anyone we could operate for many years at our current burn rate but we plan on aggressively hiring if we reach our maximum funding goal giving us a runway of 3 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will look at future capital needs as is necessary and desired.

Indebtedness

- **Creditor:** Crowd SAFE
  Amount Owed: $968,399.04
  Interest Rate: 0.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $20,000,000.00

Valuation Cap Details: Our last CrowdSAFE note was at a 12M post and we've raised roughly 2.4M total. There are a few software infrastructure comparables at seed stage in the past month such as CTO.ai and Hydrolix that have raised 7.5M and 10M respectively. While their pre-money valuation might be private, we believe it was raised at a valuation between a 30M and 50M valuation for 20-30% of the company. While we have not raised a Series A yet we see that it is quite common to raise 15-20M at a series A round. The Company set its valuation cap internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  If only the minimum is raised the entirety will go towards working capital including paying staff, rent, software subscriptions, etc.

If we raise the over allotment amount of $4,031,600.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%

Roughly half of the funds received if our maximum funding goal will be hit will go towards research and development as our product is highly technically complex. In all likelihood more kernel engineers will be hired.

- *Sales*
  25.0%
  If we reach our maximum funding limit we'll be looking at standing up our outbound sales effort again which will employ account executives along with sales development representatives.

- *Working Capital*
  9.5%
  If our maximum funding goal is reached we plan for a cushion for general operating expenses that can include things like patents, cloud cost and software licenses.

- *Marketing*
  12.0%
  If our maximum funding goal is reached we plan to employ some developer evangelist and developer relations for marketing purposes. This will help enable our go-to-market operations and provide market education.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://nanovms.com/ (https://nanovms.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/nanovms

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR NanoVMS, Inc.

[See attached]

NANOVMS, INC.

(a Delaware corporation)

Financial Statements

For the years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

February 23, 2021

To: Board of Directors, NanoVMs, Inc.
Attn: Ian Eyberg
Re: 2020-2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of NanoVMs, Inc. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

February 23, 2021

NANOVMS, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
ASSETS		
Current Assets		
Cash and cash equivalents	$ 382,744	$ 24,729
Deposits	7,000	7,000
Prepaid Expenses	16,883	9,350
Research and development credit receivable	20,532	11,460
Total Assets	$ 426,619	$ 52,539
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 729	$ 2,377
Advance from founder	0	63,000
Total Liabilities	729	65,377
STOCKHOLDERS' EQUITY		
Common Stock; $0.0001 par value, 16,000,000 shares authorized 10,464,979 shares issued and outstanding as of December 31, 2020 and 2019	1,046	1,046
Preferred Stock; $0.0001 par value, 4,159,707 authorized 4,159,707 shares issued and outstanding as of December 31, 2020 and 2019	416	416
Additional paid-in capital	1,691,146	1,691,146
Additional paid-in capital – SAFEs	968,399	0
Additional paid-in capital – stock options	11,023	11,023
Cost of raising capital	(137,299)	(36,553)
Retained earnings	(2,119,019)	(1,679,916)
Total Stockholders' Equity	425,890	(12,838)
Total Liabilities and Stockholders' Equity	$ 426,619	$ 52,539

NANOVMS, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 8,983	$ 32,100
Cost of revenues	0	0
Gross profit	8,983	32,100
Operating expenses		
General and administrative	345,249	362,264
Consultants and professional services	189,296	215,289
Marketing and advertising	9,395	154,168
Rent	43,260	43,050
Total operating expenses	587,440	774,771
Net Operating Loss	(578,457)	(742,671)
Grant income	129,000	0
Income tax credit	20,532	11,460
Stock compensation expense	(10,178)	(8,818)
Net Loss	$ (439,103)	$ (740,029)

NANOVMS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Additional Paid- In Capital - Stock Options	Cost of Raising Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value	Shares	Par Value						
Balance as of January 1, 2019	**10,464,979**	**$ 1,046**	**4,159,706**	**$ 416**	**$ 1,691,146**	**$ 0**	**$ 2,205**	**$ (36,553)**	**$ (939,887)**	**$ 718,373**
Vesting of stock options							8,818			8,818
Net Income (Loss)									(740,029)	(740,029)
Balance as of December 31, 2019	**10,464,979**	**1,046**	**4,159,706**	**416**	**1,691,146**		**11,023**	**(36,553)**	**(1,679,916)**	**(12,838)**
Issuance of SAFEs						968,399		(100,746)		867,653
Vesting of stock options							10,178			10,178
Net Income (Loss)									(439,103)	(439,103)
Balance as of December 31, 2020	**10,464,979**	**$ 1,046**	**4,159,706**	**$ 416**	**$ 1,691,146**	**$ 968,399**	**$ 21,201**	**$ (137,299)**	**$ (2,119,019)**	**$ 425,890**

NANOVMS, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	$ (439,103)	$ (740,029)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add in stock compensation expense	10,178	8,818
Changes to operating assets and liabilities		
(Increase) Decrease in prepaid expenses	(6,993)	30,425
(Increase) Decrease in tax credits receivable	(9,072)	(11,460)
Increase (Decrease) in accounts payable	(1,648)	2,135
Net cash used in operating activities	(446,638)	(710,111)
Cash Flows from Financing Activities		
Issuance of common and preferred stock, net of cost of raising capital	0	0
Issuance of SAFEs, net of cost of raising capital	867,653	0
Issuance (repayment) of advance from founder	(63,000)	63,000
Net cash provided by financing activities	804,653	63,000
Net change in cash and cash equivalents	358,015	(647,111)
Cash and cash equivalents at beginning of period	24,729	671,840
Cash and cash equivalents at end of period	$ 382,744	$ 24,729

NANOVMS, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR PERIODS ENDED DECEMBER 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

NANOVMS, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on August 5, 2015, originally under the name of DEFERPANIC, INC. The Company runs Linux software faster and safer than Linux. The Company's headquarters are in San Francisco, California. The company began operations in 2015.

Since Inception, the Company has relied on advances from related parties (see Note 3), the issuance of common and preferred stock (see Note 5), and the issuance of Simple Agreements for Future Equity ("SAFEs") (see Note 5) to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating income. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $382,744 and $24,729 of cash on hand, respectively.

Fixed Assets
Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020 as the company had no fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company has recognized a tax benefit receivable for a research and development credit it intends to take, totaling $20,532 and $11,460 as of December 31, 2020 and 2019, respectively. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company recognizes revenue when has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2020 and 2019 the Company recognized $8,983 and $32,100 in revenue, respectively.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is

effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – ADVANCE FROM FOUNDER – RELATED PARTY

The founder of the Company has advanced the Company $0 and $63,000 as of December 31, 2020 and 2019, respectively. This advance does not have an interest rate or maturity date.

NOTE 4 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2020 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

The Company has recognized a tax benefit receivable for a research and development credit it intends to take, totaling $20,532 and $11,460 as of December 31, 2020 and 2019, respectively. Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2020 approximates $2,100,000. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock
Authorized 15,000,000 shares, par value $0.0001, issued and outstanding 10,464,979 as of December 31, 2020 and 2019. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

Preferred Stock
Authorized 4,159,707 shares, par value $0.0001, issued and outstanding 4,159,707 as of December 31, 2020 and 2019. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

Additional Paid-In Capital – SAFEs
The Company has issued SAFEs totaling $968,399. The SAFEs are automatically convertible into a shadow series of the equity that the Company issues in a sale of equity in which the Company received not less that $3,000,000 ("Qualified Financing"). The conversion price is the lesser of 90% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of $12,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested and unvested options, but excluding reserved and available shares under an equity incentive plan, convertible promissory notes, and SAFEs.

NOTE 6 – STOCK BASED COMPENSATION

The Company has a 2015 stock compensation plan which permits the grant or option of shares to its employees for up to 1,039,625 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant. Stock awards vest between two to four years.

In 2020, 2019, and 2018, the Company issued 78,321, 156,643, and 256,410 stock options for common stock with an exercise price of $0.12, $0.10, and $0.09 per share, respectively. The options vest over two years and expire in ten years. As of December 31, 2020 and 2019, 308,624 and 160,256 stock options had vested, respectively. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2019, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating paying dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

	2018 Grant	2019 Grant	2020 Grant
Exercise price	$ 0.09	$ 0.10	$ 0.12
Fair value share price	$ 0.09	$ 0.10	$ 0.12
Expected volatility	60.0%	60.0%	60.0%
Expected term	10.00 year	10.00 years	10.00 years
Expected dividend rate	0.00%	0.00%	0.00%
Risk-free rate	0.77%	1.51%	1.10%
Fair value per share option	$ 0.037	$ 0.047	$ 0.056

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company anticipates offering and selling up to an additional approximately $4,000,000 worth of convertible notes in a securities offering intending to be exempt from registration under the Securities Act in reliance on Regulation Crowdfunding.

Management's Evaluation

Management has evaluated subsequent events through February 23, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

NanoVMs, Inc.

Run Linux Software Faster and Safer than Linux Through Unikernels


nanovms
SMALL
SECURE
FAST

Website
San Francisco, CA
SOFTWARE & SERVICES

$0.00 raised

0 Investors	$20M Valuation Cap
2.0% Annual Interest Rate	$100.00 Min. Investment
1.0% Discount Rate	Conv. Note Offering Type
04/01/23 Maturity Date	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

NanoVMs is a California based company that is creating an operating system designed for today's generation of cloud infrastructure. The OS was built for cloud-based computing; utilizing a unikernel approach which takes up minimal resources and space, all while improving application speed and computer security. NanoVMs offers software solutions, subscription services, and technical support from industry experts.

Overview Team Terms Updates Comments
Follow

Reasons to Invest

- NanoVMs is building a patented new operating system, after 50 years of the same server-side operating system architecture.
- NanoVMs has received revenue from the U.S. Airforce, including an Indefinite Delivery, Indefinite Quantity Contract (up to potentially $950M in value) for U.S. Air Force Advanced Battle Management System (ABMS).
- Since founded in 2015, NanoVMs has raised over $2.4 million in funding, which includes $170k from the Department of Energy.

OVERVIEW

A new operating system on the horizon

The server operating system has remained the same for 50 years. As we store more of our data online and through servers, we risk our data being compromised by cyber threats.



Lack of Innovation
The Server operating system hasn't changed in 50 years
1969
1991
1999
2005

NanoVMs is developing a new operating system to change the game. The new OS is unikernel based to run Linux apps safer and faster so you don't have to compromise on security.



vmworld 2018
JUDGES' CHOICE
Startup Spotlight
nanovms
A new operating system designed for today's generation of cyber-attacks



We shrink existing applications into small secure virtual machines
old VM stack
docker stack
unikernel stack
application
operating system
hypervisor
hardware
application
docker
operating system
hypervisor
hardware
application
hypervisor
hardware
which allows us to
Run 1000X more vms/per server
10 VMs
10k VMs

THE PROBLEM

Server operating systems are out-of-date

Cyber-security is a major concern for companies that rely on servers to store large amounts of data. Servers today can allow multiple users to access data at the same time, creating opportunities for data breaches and targeted cyber attacks. The current server operating systems aren't designed for these types of attacks. Not only are data breaches costly, they can create distrust and customer loss for companies.



Security Issues Put Your Data At Risk & Cost Companies Millions
Breaches can cost even the best opsec teams $100Ms
Facebook faces potential $1.63 Billion fine in Europe over data breach
Google+ shut down after a bug exposed 500,000 users data for ~3 years
Uber paid $148 Million fine for yearlong cover-up of a data breach that affected 25 million users and drivers

Sources: Facebook $1.63B; Google+ shutdown; Uber paid $148m

THE SOLUTION

The unikernel, a cloud-based solution

NanoVMs uses **unikernels**, which are **designed to run a single-program as an OS**. Unikernels are single process machine images. Unlike the Windows or Linux OS, unikernels prevent multiple programs from running, which in turn prevents attackers from running their own software on your server.



Unikernel Infrastructure
Run your applications faster, safer and with less cost using the new generation of cloud infrastructure

Why Use Unikernels?

Unikernels are fast, secure, increase server density and eliminate devops.



Why Use NanoVMS?
Secure
Lock down hackers' ability to violate your organization with security designed with attackers in mind.
Fast
We aren't content with the performance and cost of "modern" systems - we want to go faster.
Easy To Use
Why waste your life fighting servers? Focus on building and running your apps - not your servers.

THE MARKET

Delving into the cybersecurity and DevOps market

The key audiences we're impacting are developers and devops. The DevOps market is expected to be worth $15 billion by 2026, with a compound annual growth rate of 19.1%. This is a significant increase from the DevOps market worth in 2018, which was $3,708.1 million.



DevOps Market
$15B
$3.7B
2018
2026

Meanwhile, the market for cybersecurity is already an existing $60 billion market. By 2025, the market is projected to grow to nearly $110.99 billion, and then to $182.32 billion by 2030.


Cybersecurity Market
$111B
$60B
2020
2025

OUR TRACTION

Patented and with revenue from the US Air Force

We have gained recognition in our 5 target markets: healthcare, finance, energy, telecom and government. Since we founded NanoVMs in 2015, we have raised $2.4 million in funding, which includes $170k from the Department of Energy. We have also received revenue from the U.S. Air Force, which includes a 5-year Indefinite Delivery, Indefinite Quantity Contract for the U.S. Air Force Advanced Battle Management System (ABMS). This multiple-award contract gives NanoVMS a minimum of $1,000 up to a ceiling of $950M over the next 5 years.

Additionally, we have filed 4 patents, and have 2 issued for our technology. We have run trials with Amgen, a multinational biopharmaceutical company. Recently we launched the new Nanos C2 product with revenue attached.


Raised 1.5M
initialized()
Filed multiple patents
Revenue
U.S. AIR FORCE
Initial partnerships & paid trials w/F50
AMGEN


Tech Achievements
★ .net unikernel
★ Golang unikernel
★ Unikernal orchestrator
★ Unikernel that is linux binary compatible
★ Unikernel tuned hypervisor
★ Unikernel service mesh

We have been profiled by Forbes, the Air Force, DOE, TechCrunch and the VMBlog.

Press Features

DevOps.com · Container Journal · vmblog.com · Hospitality Technology · IEN · SD Times · Industry Today · Database Trends and Applications · LinuxInsider · ITProPortal · Forbes

WHAT WE DO

Creating OS solutions and providing tech support

We are developing a production-ready, unikernel platform. We offer a free, open-source base kernel and orchestration tool for DevOps users. Additionally, we run the Nanos C2 product which is a graphical web application that allows users to control their OS infrastructure as unikernels. We also offer technical support plans for performance engineering and software support including bug fixes, technical advice, and feature development planning.


nanovms

Massive VM Consolidation

We can provision hundreds to thousands of virtual machines on the same hardware.

Ultra Secure

We don't scan for hacked systems - *we remove the tools hackers us to stop it in the first place.*

On-prem Private Cloud

No matter what you use, we work with your existing infrastructure so you can immediately get going.

THE BUSINESS MODEL

Annual and monthly software subscriptions

Our profits come through our SAAS licenses and the Nanos C2 product, as well as our technical support packages. We offer 3 Nanos Support subscription models: business ($600/month), small team ($300/month), and individual developer ($30/month). The Nanos C2 product can be purchased at a monthly rate of $7/user or as an annual package for $67.20/user/year (20% less). Meanwhile, NanoVMs Radar, our unikernel APM is sold single-user for Developer at $9/month or for Small Team at $25/month.

Nanos Support Subscription

Business **$600/mo**

Small Team **$300/mo**

Individual Developer **$30/mo**

Nanos C2 Product

Monthly Set **$7/user**

Annual Package **$67.20/user**

NanoVMs Radar

Single User for Developer **$9/mo**

Small Team **$25/mo**

HOW WE ARE DIFFERENT

Unikernels address both containers and Linux security issues

The current market of cybersecurity support is primarily focused on other operating systems rather than Linux. However, our unikernel technology addresses containers security issues and normal Linux security issues.


Infrastructure Comparison
docker
kubernetes
CLOUD FOUNDRY
Google Cloud Platform
amazon web services
OPENSHIFT
heroku
AWS Lambda
nanovms
More devops
More secure

**Comparison data computed based on management' experience.*

The Nanos kernel has only a tenth of 1% of the attack service compared to Linux. We are able to achieve speed and security with less code, libraries, and executables. Not having the concept of users or multiple processes gives us a huge boost in security and performance.


Only 0.1% of the attack surface
Linux
19M lines of code
Hundreds of libraries
EXE
2882 executables
Us
27k lines of code
Eight libraries
EXE
1 executable

THE VISION

The go-to OS for virtualized workloads

Our goal is to revolutionize the server infrastructure environment through our unikernel OS. We anticipate doing this by scaling our team size to thousands of employees and building a strong, core outbound sales team. We are currently growing our team of kernel engineers. In the next few years, we want to be the number one server-side operating system for virtualized workloads including all public cloud data.


nanovms

OUR LEADERSHIP

Professionals in the tech industry

We are a team with years of professional experience in unikernels and the tech industry. Many of our kernel engineers have worked at storage and networking companies in Silicon Valley before joining us at NanoVMs.


nanovms
DELL
Ian Eyberg
CEO
Will Jhun
Principal Kernel Engineer
Justin Sanders
Sr. Kernel Engineer
Fabio Ferreira
Sr. Software Engineer
Francesco Lavra
Sr. Kernel Engineer

Ian Eyberg, CEO: Ian is the founder and CEO of NanoVMs and a frequent speaker on the subject of unikernels. He holds 2 issued patents on unikernels and 2 more filed.

Will Jhun, Principal Kernel Engineer: Will is an outstanding principal kernel engineer. He has attended Stanford, and worked at companies such as Cisco. Will was responsible for spearheading the effort to reverse engineer AWS instances and adding support to run Nanos on AARCH64 platform.

Justin Sanders, Sr. Kernel Engineer: Justin attended the University of Georgia and has worked at companies like Coraid. Justin has extensive hypervisor, networking and SMP related work.

Francesco Lavra, Sr. Kernel Engineer: Francesco is a highly talented kernel engineer that is capable of breaking down extremely technical problems and swiftly coding up solutions. Francesco was responsible for initial Firecracker integration and more.

Fabio Ferreria, Sr. Backend Software Engineer: Fabio leads our backend software engineering with emphasis on OPS, is wholly responsible for the Nanos C2 product and works on other un-announced projects in the domain.

WHY INVEST

Invest in the future: an OS that is designed for cloud-based cyber-attacks

NanoVMs is here to stay: we're creating an operating system that we see as a long-term solution for today's cloud-based cyber-attacks. Our product supports the most popular server-side operating system, Linux. This is critical, as Linux is behind the world's largest tech companies including Google, Facebook, and Uber. Our unikernel approach provides speed and security so companies can prevent cyber-attacks before they happen. Our software will help support 5 large markets: healthcare, finance, energy, telecom and government, but we are just getting started. Join us on the quest to change the server-side OS by providing a solution which is built for today's world of cloud-based computing.


THE FUTURE IS
UNIKERNELS
nanovms

In the Press

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Meet Our Team



Ian Eyberg

CEO

Ian Eyberg is the CEO and founder of NanoVMs. Ian is a renowned authority on the subject of unikernels with multiple patents issued on the subject and has lectured at conferences worldwide. Ian's background is in operating systems and cybersecurity.

Ian previously was at Appthority, a mobile enterprise application security company and attended the University of Missouri-Rolla.



Will Jhun

Principal Kernel Engineer

Will Jhun is a principal kernel engineer and is responsible for large swaths of the Nanos source tree. Will was responsible for adding support to the AWS environment and adding ARM64 support to Nanos. Will has worked at companies in the Valley such as Cisco and has a B.S. from the University of Maryland and taken classes at Stanford.



Justin Sanders

Sr Kernel Engineer

Justin Sanders is a principal kernel engineer and has extensive experience working at storage vendors such as Coraid and attended the University of Georgia.

Justin brings extensive experience in in hypervisors, storage, networking and general systems programming.



Francesco Lavra

Sr Kernel Engineer

Francesco is a senior kernel engineer and brings an unparalleled ability to slice through complex, undocumented system software. He has been responsible for adding firecracker support and more recently VirtualBox support and many numerous other integrations. Francesco attended the Università degli Studi di Cagliari and is extremely well versed in debugging system drivers and issues.



Fabio Ferreira

Sr Backend Engineer

Fabio is a very swift senior backend engineer and is largely responsible for many of the newer services NanoVMs sells such as Nanos C2 and NanoVMs Radar. Fabio is a principal point person for the open source OPS project and routinely adds new integrations to various other software and clouds.

Offering Summary

Company	NanoVMS, Inc.
Corporate Address	148 Townsend St, San Francisco, CA 94107
Offering Minimum	$10,000.00
Offering Maximum	$4,031,600.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Convertible Promissory Notes
Type of Equity Converted Into	Preferred Stock
Conversion Trigger	$10,000,000.00
Maturity Date	April 01, 2023
Valuation Cap	$20,000,000.00
Discount Rate	1.0%
Annual Interest Rate	2.0%

What is a Convertible Note?

A convertible note offers you the right to receive Preferred Stock in NanoVMS, Inc.. The amount of Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $10,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $20,000,000.00 Valuation Cap or if less, then you will receive a 1.0% discount on the price the new investors are paying. You also receive 2.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds
Invest within the first 48 hours and receive an additional 25% bonus on the convertible note interest rate.

Super Early Bird Bonus
Invest within the first week and receive an additional 10% bonus on the convertible note interest rate.

Early Bird Bonus
Invest within the two weeks and receive an additional 5% bonus on the convertible note interest rate.

Amount-Based:

$500+: Receive an additional 5% bonus on the convertible note interest rate.

$1,000+: Receive an additional 7% bonus on the convertible note interest rate.

$2,500+: Receive an additional 10% bonus on the convertible note interest rate.

$5,000+: Receive an additional 15% bonus on the convertible note interest rate + Call with Founders.

$10,000+: Receive an additional 20% bonus on the convertible note interest rate + Call with Founders

$20,000+: Receive an additional 25% bonus on the convertible note interest rate + Call with Founders

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

NanoVMS Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 2.2% instead of 2%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Intro video:

https://www.youtube.com/watch?v=VHWDGhuxHPM

Ian Eyberg: Nanovms is built with unikernel technology. Whether you are in a private data center or on the public clouds at the end of the day developers push their applications to these environments usually on virtual machines, maybe with containers. With unikernels, we deploy more or less the same way, except the application and the operating system become one unit, one small secure isolated virtual machine.

Ian Eyberg: Unikernels completely eliminate the number one attack vector on linux based systems namely shellcode exploits. No other technology that I know of actually eliminates this possibility because they are not addressing the inherent system flaws that are in the operating system. Unikernels also do not allow you to ssh into a host, or remotely pop into an instance and run something else on it. NanoVMs is considered a second-generation unikernel runtime specifically because it can now run ad-hoc third-party proprietary-based binaries. This means we can run all sorts of enterprise-class software that other unikernel runtimes can not address.

Steve Hodgson: One of the things that set us apart at NanoVMs from our competition is that we can boot up and run 10 to 20x faster than a container. A common question that we get at nanovms is “how is this software deployed? And we can work in your datacenter - you can just install this on your bare metal servers.

Ian Eyberg: Clients come to us to increase their security, dramatically improve their performance and reduce their cloud infrastructure cost.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DEFERPANIC, INC.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF MARCH, A.D. 2018, AT 3 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5798315 8100
SR# 20181794048

Authentication: 202285311
Date: 03-08-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:00 PM 03/08/2018
FILED 03:00 PM 03/08/2018
SR 20181794048 - File Number 5798315

DEFERPANIC, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

DeferPanic, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is DeferPanic, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on August 5, 2015 under the same name.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 8th day of March, 2018.

DEFERPANIC, INC.

By: /s/ Ian Eyberg
Name: Ian Eyberg
Title: Chief Executive Officer

Exhibit A

DEFERPANIC, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is DeferPanic, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 3500 South DuPont Highway, in the City of Dover, County of Kent, 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board Composition***" means that the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

"***Dividend Rate***" means $0.0230 per annum for each share of Series Seed Preferred Stock, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

"***Original Issue Price***" means $0.3831 per share for the Series Seed Preferred Stock, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like.

"***Requisite Holders***" means the holders of at least sixty (60%) percent of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 20,159,707, consisting of (a) 16,000,000 shares of Common Stock, par value $0.0001 per share and (b) 4,159,707 shares of Preferred Stock, par value $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. <u>Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

1.1 <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged;

(b) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this Corporation's securities), of this Corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the then outstanding voting stock of this Corporation (or the surviving or acquiring entity), *provided* that the sale of Series Seed Preferred Stock in a financing transaction shall not be deemed to be a "Deemed Liquidation Event"; or

(c) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the

Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation (the "***Board***").

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation (the "***Bylaws***").

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having, or reclassify any class or series of capital stock such that it would have, rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares at cost upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) authorize any new equity incentive plan or change the number of shares authorized under any existing equity incentive plan; or

(h) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, that results in at least $50,000,000 of proceeds, net of underwriting discounts and commissions, to the Corporation, and in connection with such offering the Common Stock is listed for trading on the Nasdaq Global Market or the New York Stock Exchange (a "***Qualified Public Offering***"), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of

Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends.

4.1 The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock) on the Common Stock, at the applicable Dividend Rate, payable when, as and if declared by the Board. Such dividends shall not be cumulative. The holders of the outstanding Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this Section 1 upon the affirmative vote or written consent of the Requisite Holders.

4.2 After payment of the dividends set forth in Section 4.1, any additional dividends or distributions shall be distributed among the holders of shares of Common Stock and the Preferred Stock on a pari passu basis in proportion to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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